Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2006		2007		2008		2009		2010
Earnings
Income from continuing operations before provision for income taxes and extraordinary item	$287,847		$107,291		$359,000		$446,130		$508,434
Income from equity investees (1)	—		(25,132)		(42,063)		(36,521)		(45,432)
Distributed income from equity investees	—		19,902		32,897		33,705		33,829
Interest and amortization of deferred finance costs	94,411		362,065		652,468		648,964		651,926
Amortization of capitalized interest	567		881		1,469		2,024		2,432
Implicit rental interest expense	22,986		38,424		57,792		61,783		64,380

Total Earnings	$405,811		$503,431		$1,061,563		$1,156,085		$1,215,569

Fixed Charges
Interest and amortization of deferred finance costs	$94,411		$362,065		$652,468		$648,964		$651,926
Capitalized interest	2,955		19,009		22,147		16,695		11,902
Implicit rental interest expense	22,986		38,424		57,792		61,783		64,380

Total fixed charges	$120,352		$419,498		$732,407		$727,442		$728,208

Ratio of earnings to fixed charges	3.37	x	1.20	x	1.45	x	1.59	x	1.67	x

(1)	The Company recognized an immaterial amount of income from equity investees prior to 2007.